UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)1

ISSUER DIRECT CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46520M204
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
_________
1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46520M204	13G	Page 2 of 5 Pages

1.
NAME OF REPORTING PERSON

Forager Capital Management, LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)           [ ]
(b)           [ ]

3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.
SOLE VOTING POWER

261,915

6.
SHARED VOTING POWER

0

7.
SOLE DISPOSITIVE POWER

261,915

8.
SHARED DISPOSITIVE POWER

0

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,915

10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.00%

12.
TYPE OF REPORTING PERSON

IA

CUSIP NO. 46520M204	13G	Page 3 of 5 Pages

SCHEDULE 13G
Item 1.

(a)         Name of Issuer:

Issuer Direct Corporation

(b)         Address of Issuer's Principal Executive Offices:

One Glenwood Ave, Suite 1001
Raleigh, NC 27603

Item 2.

(a)         Name of Person Filing:

Forager Capital Management, LLC

(b)         Address of Principal Business Office, or if None, Residence:

2024 3rd Ave. N, Suite 201
Birmingham, AL 35203

(c)         Citizenship:

Forager Capital Management, LLC – a Delaware limited liability company

(d)         Title of Class of Securities:

Incorporated by reference from the Cover Pages.

(e)         CUSIP Number:

Incorporated by reference from the Cover Pages.

Item 3.
If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(e) ☒    An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state. This statement is being filed by Forager Capital Management, LLC as a registered investment adviser. All of the securities covered by this report are owned legally by Forager Capital Management, LLC’s investment advisory clients and none are owned directly or indirectly by Forager Capital Management, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Forager Capital Management, LLC is the beneficial owner of any of the securities covered by this statement.

Item 4.
Ownership.

(a)
Amount Beneficially Owned:

261,915

CUSIP NO. 46520M204	13G	Page 4 of 5 Pages

(b)
Percent of Class:

7.00%

(c)           Number of Shares as to Which Such Person has:

(i)           Sole Power to Vote or Direct the Vote.

261,915

(ii)          Shared Power to Vote or to Direct the Vote.

0

(iii)        Sole Power to Dispose or to Direct the Disposition of.

261,915

(iv)        Shared Power to Dispose or to Direct the Disposition of.

0

Item 5.
Ownership of Five Percent (5%) or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

Item 6.
Ownership of More than Five Percent (5%) on Behalf of Another Person.

Various persons, including an investment fund and owners of the separate accounts to which Forager Capital Management, LLC serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. Except as may be otherwise indicated if this is a joint filing, not more than 5% of the class of securities that is the subject of this schedule is owned by any one client advised by Forager Capital Management, LLC.

Item 7.
Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.
Identification and Classification of Members of the Group.

Not Applicable.

Item 9.
Notice of Dissolution of Group.

Not Applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 46520M204	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Forager Capital Management, LLC

By:	/s/Johnathan Wilhelm
Name:	Johnathan Wilhelm
Title:	Partner